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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                            MGC Communications, Inc.
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                                (Name of Issuer)


                     Common Stock $.001 par value per share
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                         (Title of Class of Securities)


                                    552763302
                         -----------------------------
                                 (CUSIP Number)




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             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 552763302

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1  Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)

   MAURICE J. GALLAGHER, JR. AND MARCIA GALLAGHER

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2  Check the Appropriate Box If a Member of a Group (See Instructions)
                                                               (a)   [  ]
                                                               (b)   [  ]

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3  SEC Use Only

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4  Citizenship or Place of Organization

   U.S.A.

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Number of Shares   5    Sole Voting Power                      3,229,378 *
Beneficially       -------------------------------------------------------------
Owned by Each
Reporting          6    Shared Voting Power                       47,730
Person With:       -------------------------------------------------------------

                   7    Sole Dispositive Power                 3,229,378 *
                   -------------------------------------------------------------
                   8    Shared Dispositive Power                  47,730

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9  Aggregate Amount Beneficially Owned by Each Reporting Person

          3,277,108

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10 Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

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11 Percent of Class Represented by Amount in Row (9)

          19.0%

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12 Type of Reporting Person (See Instructions)
          IN

* Maurice J. Gallagher, Jr. by himself has sole voting and dispositive power over 164,400 of the shares reflected above.




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                                  SCHEDULE 13G
ITEM 1.
        (a)    The name of the issuer is MGC Communications, Inc. ("MGC").

        (b) MGC's principal executive offices are located at 3301 N. Buffalo Drive, Las Vegas, Nevada 89129.

ITEM 2.
        (a) This Schedule 13G is filed on behalf of Maurice J. Gallagher, Jr. and Marcia Gallagher (the "Reporting Persons").

        (b) The Reporting Persons' principal business address is 3301 N. Buffalo Drive, Las Vegas, Nevada 89129.

        (c)    The Reporting Persons are citizens of the United States of
               America.

        (d) The class of securities being reported on hereunder is the Common Stock, par value $.001 per share, of MGC (the "Common Stock").

        (e)    The CUSIP number of the Common Stock is 552763302.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
               Not Applicable.

ITEM 4.        OWNERSHIP

        (a) The Reporting Persons beneficially own 3,277,108 shares of which 36,000 shares may be acquired by Mr. Gallagher upon exercise of presently exercisable options and of which 47,730 shares are owned by a trust under which the Reporting Persons' children are beneficiaries and over which the trustee thereof has voting and dispositive power. Due to the beneficial interest of the Reporting Persons' children in such trust, these 47,730 shares are reflected as shares subject to shared voting and dispositive power.

        (b)    Such shares represent 19.0% of MGC Common Stock.




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      (c)   Of such shares:

            (i) 3,229,378 shares are subject to the Reporting Persons' sole power to vote (assuming the exercise of the options referred to above) with respect to which Maurice J. Gallagher, Jr. has sole voting power over 164,400 shares, including 66,000 shares as trustee of a trust for the benefit of his sisters, 39,900 shares owned by a corporation 100% owned by him and 36,000 shares subject to the above-referenced options;

            (ii) 47,730 shares are subject to the Reporting Persons' shared power to vote;

            (iii) 3,229,378 shares are subject to the Reporting Persons' sole dispositive power (assuming the exercise of the options referred to above) with respect to which Maurice J. Gallagher, Jr. has sole dispositive power over 164,400 shares, including 66,000 shares as trustee of a trust for the benefit of his sisters, 39,900 shares owned by a corporation 100% owned by him and 36,000 shares subject to the above-referenced options; and

            (iv) 47,730 shares are subject to the Reporting Persons' shared dispositive power.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not Applicable.




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ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
            Not Applicable.

ITEM 10.    CERTIFICATION
            By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


















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                                    SIGNATURE


        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                                     February 8, 1999
                                             ----------------------------------
                                                           Date


                                               /s/ Maurice J. Gallagher, Jr.
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                                                         Signature


                                                 Maurice J. Gallagher, Jr.
                                             ----------------------------------
                                                        Name/Title


                                                   /s/ Marcia Gallagher
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                                                         Signature

                                                     Marcia Gallagher
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